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                                                                      Exhibit 12


                       RATIO OF EARNINGS TO FIXED CHARGES

      Aircraft Finance Trust (the "Registrant") significantly began its operations on May 5, 1999. Accordingly, there are no historical earnings or fixed charges as of that date that can be used to determine the ratio of earnings to fixed charges for the Registrant for the purposes of this filing.